Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

January 23, 2007

WRITER’S DIRECT LINE

(212) 838-8040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Mail Stop 4561

WASHINGTON, D.C. 20549

Attn: Timothy A. Geishecker

Amendment Number Two to Registration Statement on Form S-3

Filed on November 29, 2006

File Number 333-136822

Form 1O-KSB for December 31, 2004 and December 31, 2005

File Number 001-31292

Form 10-QSB for the quarters ending

June 30, 2005 and 2006 and September 30, 2006

Dear Sirs and Mesdames:

This letter provides the attached supplemental response to comment number 6(i) of the Staff’s comment letter dated December 14, 2006, regarding the above-referenced Registration Statements filed by Empire Financial Holding Company (see no. 6 below). This replaces the previous response to the same comment filed on December 19, 2006. This letter also provides a response to the Staff’s comment letter dated December 27, 2006 (see no. 1 below).

Comment letter dated December 14, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Note 7: Notes Payable, page 10

6.	Please tell us how you accounted for the $3,174,000 in convertible notes payable with contingent warrants issued from August 17, 2006 to September 30, 2006.

i.	tell us [and] revise future filings to briefly disclose how you considered EITF 98-5, EITF 00-27 and SFAS 123(R) in your accounting determinations.

We considered EITF 98-5 and EITF 00-27 in determining whether there was a beneficial conversion. As a part of that determination we applied the Black-Scholes method to determine the value of the warrants so that we could allocate price between the notes and warrant components of the units. After reducing the value of the notes by the warrant component, we then calculated the relative net conversion value of the notes on a per share basis, and compared that adjusted per share price to the stock market price to verify that there was no beneficial conversion. SFAS 123(R) does not apply because the warrants do not constitute stock compensation. We will disclose these facts in future filings.

Comment letter dated December 27, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Note 7: Notes Payable, page 10

1.	We note your response to comment 6 in your December 18, 2006 letter. Please revise future filings to disclose all significant terms of your financing transactions, including any “extension” warrants.

We will revise future filings to disclose all significant terms of our financing transactions, including any “extension” warrants, as requested.

Very truly yours

/s/ Stephen A. Zelnick

Stephen A. Zelnick